UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CenturyLink, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

156700106

(CUSIP Number)

Andrew Ang Lye Whatt

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106	Page 2 of 6

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 107,201,207
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 107,201,207
11	Aggregate Amount Beneficially Owned By Each Reporting Person 107,201,207
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 9.9%(1)
14	Type of Reporting Person HC

(1)

Percentage calculation based on 1,080,659,270 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2018.

CUSIP No. 156700106	Page 3 of 6

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 76,749,088
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 76,749,088
11	Aggregate Amount Beneficially Owned By Each Reporting Person 76,749,088
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 7.1%(1)
14	Type of Reporting Person HC

(1)

Percentage calculation based on 1,080,659,270 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018.

CUSIP No. 156700106	Page 4 of 6

1	Names of Reporting Persons Bartley Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 76,749,088
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 76,749,088
11	Aggregate Amount Beneficially Owned By Each Reporting Person 76,749,088
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 7.1%(1)
14	Type of Reporting Person HC

(1)

Percentage calculation based on 1,080,659,270 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018.

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 8, 2017, as amended and supplemented by Amendment No. 1 thereto filed on February 7, 2018, Amendment No. 2 thereto filed on March 29, 2018 and Amendment No. 3 thereto filed on April 5, 2018 (together, the “Statement”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Schedule A referred to in Item 2 of the Statement is hereby amended and restated in its entirety by Schedule A hereto.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons have authorized senior officers to evaluate whether the partial divestment of their interest in the Issuer should take place and if so, the terms and conditions of any such divestment. As part of this evaluation, the authorized senior officers decided to sell the shares of Common Stock described in Item 5(c) below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As of January 17, 2019, 30,296,968 shares of the Common Stock, or approximately 2.8% of the outstanding Common Stock, were owned by Ellington Investments Pte. Ltd. (“Ellington”), and 46,452,120 shares of the Common Stock, or approximately 4.3% of the outstanding Common Stock, were owned by Everitt Investments Pte. Ltd. (“Everitt”). Ellington and Everitt are each wholly owned by Bartley Investments Pte. Ltd. (“Bartley”), which in turn is wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu Capital”). Therefore, as of January 17, 2019, each of Bartley and Tembusu Capital may be deemed to beneficially own the 76,749,088 shares of Common Stock, or approximately 7.1% of the outstanding Common Stock, owned in the aggregate by Everitt and Ellington.

As of January 17, 2019 and taking into account the transaction described in Item 5(c) below, 30,452,119 shares of the Common Stock, or approximately 2.8% of the outstanding Common Stock, were owned by Aranda Investments Pte. Ltd. (“Aranda”). Aranda is wholly owned by Seletar Investments Pte Ltd (“Seletar”), which in turn is wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, as of January 17, 2019, each of Seletar and Temasek Capital may be deemed to beneficially own the 30,452,119 shares of Common Stock owned by Aranda.

Tembusu Capital and Temasek Capital are each wholly owned by Temasek Holdings (Private) Limited (“Temasek Holdings”). Therefore, as of January 17, 2019, Temasek Holdings may be deemed to beneficially own the 107,201,207 shares of Common Stock beneficially owned in aggregate by Tembusu Capital and Temasek Capital.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,080,659,270 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018.

(c) On January 16, 2019, Aranda sold 16,000,000 shares of Common Stock to Morgan Stanley & Co. LLC at a price of $15.90 per share for a total consideration of $254,400,000. The settlement date of the sale is expected to be January 18, 2019.

In the last sixty days, Temasek Holdings, through its ownership of Temasek Capital (which wholly owns Seletar, which in turn wholly owns Aranda), has disposed of beneficial ownership of an aggregate of 16,000,000 shares of Common Stock through the sale of shares by Aranda described above.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the last sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 18, 2019

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

BARTLEY INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of Temasek Holdings (Private) Limited:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Name, Business Address and Position	Present Principal Occupation	Citizenship
Robert Bruce Zoellick c/o 1101 Pennsylvania Ave NW 3rd Floor Washington, DC 20004 United States of America (Director, Temasek Holdings (Private) Limited)	Chairman, AllianceBernstein	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman & CEO, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy CEO, Temasek International Pte. Ltd.)	Deputy CEO, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President & Chief Operating Officer, Temasek International Pte. Ltd.)	President & Chief Operating Officer, Temasek International Pte. Ltd.	Singaporean

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group, Head, Life Sciences, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Michael John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Portfolio Strategy & Risk Group,

Head, Strategy,

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Joint Head, Portfolio Strategy & Risk Group, Head, Strategy, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Organisation & People, Temasek International Pte. Ltd.)	Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Luigi Feola 23 King Street London SW1Y6QY United Kingdom (Senior Managing Director, Europe, Middle East & Africa, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Middle East & Africa, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group, Joint Head, Consumer, Temasek International Pte. Ltd.)	Joint Head, Investment Group, Joint Head, Consumer, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Portfolio Management Group,

Head, Industrials, Business Services, Energy & Resources,

Temasek International Pte. Ltd.)

	Joint Head, Portfolio Management Group, Head, Industrials, Business Services, Energy & Resources, Temasek International Pte. Ltd.	German

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Head, India, Temasek International Pte. Ltd.	Maltese

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Temasek Holdings (Private) Limited)	Chief Financial Officer, Temasek Holdings (Private) Limited	Singaporean

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Senior Managing Director, North America, Temasek International (USA) LLC)	Senior Managing Director, North America, Temasek International (USA) LLC	American

Name, Business Address and Position	Present Principal Occupation	Citizenship
Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Portfolio Strategy & Risk Group, Head, Financial Services, Temasek International Pte. Ltd.)	Senior Managing Director, Portfolio Strategy & Risk Group, Head, Financial Services, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group, Joint Head, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.)	Joint Head, Investment Group, Joint Head, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Head, Europe, Middle East & Africa, Head, South East Asia, Temasek International Pte. Ltd.)	President, Head, Europe, Middle East & Africa, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Management Group, Head, Transportation & Logistics, Temasek International Pte. Ltd.)	Joint Head, Portfolio Management Group, Head, Transportation & Logistics, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Alan Raymond Thompson

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Senior Managing Director, Enterprise Development Group,

Joint Head, Private Equity Fund Investments,

Temasek International Pte. Ltd.)

	Senior Managing Director, Enterprise Development Group, Joint Head, Private Equity Fund Investments, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Joint Head, Private Equity Fund Investments,

Senior Managing Director, Middle East & Africa,

Temasek International (Europe) Limited)

	Joint Head, Private Equity Fund Investments, Senior Managing Director, Middle East & Africa, Temasek International (Europe) Limited	French

John Joseph Vaske 375 Park Avenue, 14th Floor New York, New York 10152 United States of America (Head, Americas, Head, Agribusiness, Temasek International (USA) LLC)	Head, Americas, Head, Agribusiness, Temasek International (USA) LLC	American

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.	American

The following is a list of the directors and executive officers of Tembusu Capital Pte. Ltd.:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Cheong Kok Tim

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Deputy General Counsel, Legal & Regulatory,

Managing Director, Enterprise Development Group,

Temasek International Pte. Ltd.)

	Deputy General Counsel, Legal & Regulatory, Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Singaporean

Goh Bee Kheng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Managing Director, Finance, Temasek International Pte. Ltd.)	Managing Director, Finance, Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors and executive officers of Bartley Investments Pte. Ltd.:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Poy Weng Chuen 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Finance, Temasek International Pte. Ltd.)	Director, Finance, Temasek International Pte. Ltd.	Singaporean

Lee Ooi Keong 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Risk Management, Temasek International Pte. Ltd.)	Director, Risk Management, Temasek International Pte. Ltd.	Singaporean

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).